[redacted]

09059933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

iQ Ventures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Ave.
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Pollowitz (212) 758-2460
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR - 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Greg Pollowitz, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of iQ Ventures, Inc., (Company), as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Greg Pollowitz, President

Sworn and subscribed to before me this 25 day of February, 2009.

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2011

This report contains (check all applicable boxes):

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
iQ Ventures, Inc.

We have audited the accompanying balance sheet of iQ Ventures, Inc., as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iQ Ventures, Inc. at December 31, 2008, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 27, 2009

iQ Ventures, Inc.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash	$	25,336
Accounts receivable		412,500
Demand loan - officer		95,000
Total Assets	$	532,836

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	3,000
Secured liability		206,250
Total Liabilities		209,250
Contingencies		-
Stockholder's Equity:		
Common stock - no par value,		
200 shares authorized, issued and outstanding		1,000
Additional paid-in capital		237,396
Retained earnings		85,190
Total Stockholder's Equity		323,586
Total Liabilities and Stockholder's Equity	$	532,836

iQ Ventures, Inc.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Consulting fees	$ 5,000
Referral fees	788,666
Other income	99,068
Total Revenues	892,734
Costs and Expenses:	
Commissions	506,474
Consulting fees	203,038
Rent	72,000
Telephone	7,848
Professional fees	5,000
License and registration fees	4,632
Taxes	3,455
Depreciation	579
Insurance	462
Office supplies and expense	434
Travel and entertainment	238
Total Costs and Expenses	804,160
Net income	$ 88,574

See Independent Accountants' Report and Accompanying Notes

iQ Ventures, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 88,574
Depreciation	579
Adjustment to reconcile net income to	
net cash provided by operating activities:	
(Increase) in accounts receivable	(412,500)
Increase in accounts payable and accrued expenses	1,000
Increase in secured liability	206,250
Net Cash (Used) By Operating Activities	(116,097)
Cash Flows From Investing Activities:	
Purchase of equipment	(579)
Loan to officer	20,000
Net Cash Provided By Investing Activities	19,421
Cash Flows From Financing Activities:	
Capital contributions	100,000
Net Cash Provided By Financing Activities	100,000
Net Increase In Cash	3,324
Cash Balance, Beginning of Period	22,012
Cash Balance, End of Year	$ 25,336

iQ Ventures, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Shares of Common Stock	Common Stock	Additional paid-in capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2008	200	$ 1,000	$ 137,396	$ (3,384)	$ 135,012
Shareholder contribution			100,000		100,000
Net income for the year				88,574	88,574
Balances, December 31, 2008	200	$ 1,000	$ 237,396	$ 85,190	$ 323,586

iQ Ventures, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

iQ Ventures, Inc. (Company) was incorporated in New York on March 17, 2000 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of iQ Venture Partners, Inc. (Parent).

The Company has a December 31 year-end.

The Company provides business and financial consulting services, and offers referral and private placements transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

At December 31, 2008, the company did not have any customers and was not acting as an introducing broker. The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2008, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated tax return filed by its parent. Federal taxes, if any, are calculated as if the Company filed on a separate return basis.

3. RELATED PARTY TRANSACTIONS

At December 31, 2007, the Company was owed $115,000 from an officer. This amount was in the form of a non-interest bearing demand loan. This officer earns commissions as a result of his employment with the Company. During the year the Company charged $20,000 of the demand loan to commission expense earned by this officer, leaving a loan balance at December 31, 2008 of $95,000.

The Company entered into an expense agreement with the Parent whereby the Parent would incur and pay on behalf of the Company its overhead and administrative expenses. During the year ending December 31, 2008 the Company paid the Parent $72,000 and $7,848 for rent and telephone expenses, respectively. The Company also paid the Parent consulting fees of $203,038.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

Under SEC Rule 15c3-1(c)(2)(iv)(C)/09, the entire amount of the Company's commissions and concessions payable must be accrued, and that portion payable within twelve months must be included in aggregate indebtedness. In accordance with the aforementioned rule, the net capital requirement was increased by $413, an amount equal to one percent of the remaining commissions payable. At December 31, 2008 the Company had net capital of $22,336, which was $10,723 in excess of the amount required.

5. REVENUE

Included in referral revenue is $25,000 earned but deposited directly to the Parent for consulting fees. See Note 3 - Related Party Transactions.

iQ Ventures, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:	
Total stockholder's equity	$323,586
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(412,500)
Demand loan - officer	(95,000)
Secured liability - commission	206,250
Net capital before haircuts on securities positions	22,336
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$22,336
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$168,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$11,200
One percent of the remaining commission payable	$413
Minimum net capital required	$5,000
Excess net capital	$10,723
Excess net capital at 1,000%	$5,536
Percentage of aggregate indebtedness to net capital is	752%

The above computation agrees with the December 31, 2008 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
iQ Ventures, Inc.

In planning and performing our audit of the financial statements and supplementary information of iQ Ventures, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 27, 2009

iQ Ventures, Inc.
(SEC I.D. No. 8-52567)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL